

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

October 7, 2011

<u>Via E-mail</u>
Christopher Carey
President
Eyes on the Go, Inc.
60 Broadway, PH 12
Brooklyn, NY 11211

> **Re: Eyes on the Go, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2011**
> **File No. 333-176820**

Dear Mr. Carey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us whether Avenue Exchange Corp. offered and sold any securities pursuant to the Form 1-A filed with the Commission on August 24, 2010. If it did please tell us, with a view to disclosure, your assessment of whether the company is subject to any risks associated with the conduct of such sales when the Form 1-A was not qualified. See Rule 251 of the Securities Act of 1933.

<u>Overview, page 3</u>

2. We note your statement that you provide services through your website and "internal communications." Please expand your disclosure to explain the nature of the "internal communications" you use.

3. In order to provide balance to your disclosure and clearly identify the status of your existing business, please revise this section to disclose the fact that you currently only have three customers.

The Merger, page 5

4. We note that you issued 360,600,000 shares of common stock to the holders of the common stock of EOTG. Tell us what you received from EOTG in exchange for those shares.

Risk Factors, page 7

5. Please expand your risk factors on page seven or include a new risk factor addressing the fact that you will not receive any proceeds from the sales of shares by selling stockholders pursuant to this offering.

6. Please include a risk factor addressing the risk that your customer contracts will not have any minimum contract period, as noted on page 25.

7. Please include a risk factor addressing any risks you may be subject to with respect to possible privacy claims arising from the use of your monitoring services as well as the retention and use of images and data from such monitoring.

8. Please include a risk factor regarding the uncertainty of whether the Sysco sales force and iCare will be able to produce leads and market your services, as referenced on page 26.

9. We note that your officers are not devoting all of their time to your company and that they are engaged in other employment. Please include a risk factor addressing the fact that they will not devote all of their time to your business. Your disclosure should also address any potential conflicts of interest their outside interests they may have between their work with the company and their work with Carey Advisors.

"Key components of our business strategy…" page 8

10. Please revise your disclosure to indicate the date in which the Xanboo contract expires and address the circumstances in which Xanboo may terminate such contract prior to the expiration date. For example, address your obligation to purchase a minimum of 100 gateways a quarter after the first 12 months of signing the agreement (as noted in Section 8.2 of the agreement).

"Our senior management's limited experience managing a publicly traded company may divert its attention and harm our business," page 12

11. Please clarify whether your senior management has any experience managing a publicly traded company.

"If we were an issuer of "penny stock," the protection provided by the federal securities laws relating to forward looking statements would not apply to us," page 15

12. Please revise your risk factor to reference your current status as an issuer of penny stock.

Selling Stockholders, page 18

13. With respect to each selling stockholder, please disclose the nature of any position, office, or other material relationship such individual has had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Marketing and Sales, page 24

14. Please explain how you plan to market your services to 186,000 full service restaurants and 489,000 accommodation and food service facilities, among other potential customers, as discussed on page 25. Disclose how you have identified these potential clients and address how you will market to these customers. We note that you currently only have six employees and you have limited funds for outside sales representatives.

15. We note your statement on page 25 that you plan to increase the size of your sales and marketing staff from two persons to more than 100 during the next 24 to 36 months. Please clarify how you will fund such expansion.

iCare Agreement, page 26

16. We note your disclosure that you expected to promote your services at an event in New York in the first quarter of 2011. Please update your prospectus to indicate whether this occurred.

17. Expand your disclosure to identify the preferential terms you are obligated to offer Sysco Customers. Revise your Management's Discussion and Analysis to address the impact such terms may have on your future revenue.

Christopher Carey
Eyes on the Go, Inc.
October 7, 2011
Page 4

Competition, page 28

18. Please expand your disclosure to address the basis for your belief that your design, implementation, monitoring, customization and maintenance services will distinguish you from your competition.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 30

19. Please expand your disclosure to explain why you do not expect to generate revenues from your pilot location (as noted on page 31).

20. We note that you are obligated to make a $65,000 payment to iCare in November 2011. Please expand your disclosure to specifically address whether management anticipates being able to make this payment on a timely basis.

21. Expand your disclosure to address the outstanding principal amount of $185,227 due to Mr. Astrom as of May 1, 2012 and provide management's expectation of whether you will be able to make this payment on a timely basis.

Liquidity and Capital Resources, page 32

22. Revise your disclosure to quantify the funds you will need to continue your operations for the next 12 months. Clearly disclose that the current liquidity of the company presents a material risk to investment because you do not currently have sufficient funds to pay your contractual obligation to iCare or your note payable to Mr. Astrom. Make clear, if true, that you have received no commitments for additional financing from potential investors or banks.

Market Price, Dividends and related Stockholder matters, page 35

23. Please revise the disclosure to adjust all amounts for the reverse split during the quarter.

Directors, Executive Officers, Promoters and Control Persons, page 36

24. We note that Mr. Carey and Ms. Carey both continue to work at Chris Carey Advisors. Please revise your disclosure to indicate the amount of time they are each devoting to the company.

25. Briefly describe Ms. Carey's business experience during the last five years including the name and principal business of any corporation or other organization where such business was carried on. See Item 401(e) of Regulation S-K.

26. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the company's business and structure. See Item 401(e) of Regulation S-K.

Related Party Transactions, page 37

27. Please explain why Mr. Carey, Ms. Carey and Mr. Kesy are compensated for their services to the company through Carey Advisors in lieu of being paid directly by the company.

28. Identify the stockholder to whom $205,534 was due as of June 30, 2011 as noted in Note 3 to your financial statements on page 54.

Financial Statements for the period ended June 30, 2011

29. In view of the significant transactions that occurred during the six months period ended June 30, 2011, please revise to include a statement of changes in stockholders equity for the period from December 31, 2010 to June 30, 2011.

Note 1 – Summary of Significant Accounting Policies, page 52

30. We note that you recorded prepaid expenses of $28,750 as of June 30, 2011. Please expand the notes to the financial statements to describe the nature of the prepaid expenses (i.e. integration fees) and disclose your accounting policy for the amortization of the integration fee. Please also expand the disclosure in Note 6 on page 55 to explain how you are accounting for the remaining $65,000 obligation to iCare for integration fees. Tell us why you did not record an intangible asset of $100,000 for the integration fees with a liability of the unpaid balance of $65,000 as of April 1, 2011, the date of the iCare agreement.

Note 3 – Related Party Transactions, page 54

31. Refer to pages six, 38 and 39. We note that a note payable in the principal amount of $473,933.65 was initially issued in conjunction with the surrender of the Series A Preferred stock by Mr. Astrom and that the principal amount was later reduced to $185,227.00 including the effect of a payment of $97,943. Please expand the disclosure to clarify how you accounted for the initial issuance of the note and the subsequent reduction in principal.

Financial Statements for the year ended December 31, 2010

32. Retroactively restate the equity section of the balance sheet and the statement of stockholders' equity to reflect the legal structure of "Avenue Exchange Corp." or "Eyes on the Go, Inc," the issuer or legal acquirer. Carry forward the deficit of EOTG (the accounting acquirer) after the acquisition. Further retroactively restate earnings per share for periods prior to the merger to reflect the number of equivalent shares issued by the legal acquirer.

Report of Independent Registered Accounting firm, page 57

33. Please revise to include the name of the accounting firm pursuant to Rule 8-01(a) of Article 8 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

Cc: Barry J. Miller, Esq.
Via E-mail